Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

03007549

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 17 2003
WASH. D.C. 165 SECTION

5th March 2003

Securities and Exchange Commission
Office of the International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 5th March 2003 in respect of MOIL which was lodged with the UK Listing Authority (the "UKLA") today.

In accordance with the requirements under the listing rules of the UKLA, we have notified the UKLA today on behalf of MOIL of the following Directors' share transactions:-

Director	Nature of Transaction	Name of Company	Date of Transaction	No. of Shares	Price per share (US$)
Edouard Ettedgui	Grant of Options	MOIL	05/03/2003	+300,000 (options)	0.4085
John R Witt	Grant of Options	MOIL	05/03/2003	+200,000 (options)	0.4085

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

dlw 3/20

S:\Win\Option\MOIL\Grant\2003-Annual.doc

Full Text Announcement

Company	Mandarin Oriental International Ltd
TIDM	MDO
Headline	Issue of Equity
Released	10:15 5 Mar 2003
Number	3092I

MANDARIN ORIENTAL INTERNATIONAL LIMITED

ISSUE OF EQUITY

On 5th March 2003, Mandarin Oriental International Limited has allotted a total of 1,100,000 new ordinary shares at a price of US$0.4085 per share pursuant to the Share Option Plan (1995) of the 1995 Employee Share Incentive Scheme.

The shares will be registered in the name of the Scheme Trustee, Mandarin Oriental Trustees Limited.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

5th March 2003

www.mandarinoriental.com

END